Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

March 30, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated March 20, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission to Daniel W. Fairfax, Chief Financial Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Form 10-K for the fiscal year ended October 29, 2011 filed on December 20, 2011.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

Notes to Consolidated Financial Statements

Note 1. Basis Presentation

Reclassification, page 68

1.	Your response to prior comment 3 indicates that this was a change in presentation and not an error. However, it is unclear to us why the reclassification was not reflected in your financial statements until your Form 10-K for the fiscal year ended October 29, 2010 when you indicate that the change in role occurred in the beginning of fiscal year 2010. Please explain to us why this change in presentation was not reflected in your filings made throughout fiscal year 2010. Also, please tell us what consideration you gave at the time to amending your Forms 10-Q for the periods ended January 30, 2010, May 1, 2010 and July 31, 2010 to reflect the reclassification.

United States Securities and Exchange Commission

March 30, 2012

The role of a system engineer is to be a technical interface with the customer and their work includes a mix of both post-sales and pre-sales activity. Brocade does not have a job order cost system for its system engineers and therefore does not directly track time spent by a system engineer on pre- and post-sale activities. Therefore the determination on where to present system engineer costs is based on a subjective evaluation of where they spend the majority of their time. The role of the system engineer was evolving throughout fiscal year 2010 to be more focused on pre-sales activity as we transitioned more of the post-sales activities of our system engineers to our Global Services organization. In the second half of fiscal 2010 we performed a survey of our system engineers to determine where they spend the majority of their time. While we believe it is clear that by the end of fiscal 2010 the majority of their time was spent on pre-sales activity, it is less clear when exactly in the year they transitioned from spending the majority of their time on post-sales activity to spending the majority of their time on pre-sales activity. In reporting our results for fiscal 2010, we elected to classify costs associated with our system engineers as a component of sales and marketing expense for the full year rather than try to identify a specific, and therefore subjective, transition point during the year.

In our Form 10-K for the year ended October 30, 2010 we presented the following:

•

A footnote on our Consolidated Statement of Operations (page 63) indicating the new cost presentation and referencing Note 1, “Basis of Presentation and Reclassification” of the Notes to Consolidated Financial Statements.

•	In Note 1, “Basis of Presentation and Reclassification,” (page 68) we described the change in presentation for the investor.

•

We included a pro forma disclosure for fiscal 2009 and fiscal 2008 in the Notes to Consolidated Financial Statements (page 68) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (pages 36-37 and page 40) to make this change in presentation as transparent as possible for the investor so they could understand trends in the income statement.

•

In our quarterly summary table included in the financial statements (page 124) we updated gross margin for the fiscal 2010 quarters that had been previously included in our Forms 10-Q for the periods ended January 30, 2010, May 1, 2010 and July 31, 2010 (“2010 Forms 10-Q”) and also had a footnote on the table referencing Note 1, “Basis of Presentation and Reclassification” of the Notes to Consolidated Financial Statements.

We also considered whether it was necessary to amend our 2010 Forms 10-Q. We concluded that it was not necessary to amend our 2010 Forms 10-Q because the change in presentation did not impact revenues, income from operations, net income or earnings per share. Also we believed that

United States Securities and Exchange Commission

March 30, 2012

our disclosures relating to this change in presentation in our Form 10-K for the year ended October 30, 2010 and in our future filings would provide fulsome disclosure to investors reading our financial statements.

2.	We note your response to prior comment 3 and it remains unclear to us why you believe that the 2009 pro forma information was appropriate. In this regard, please explain the usefulness of the 2009 pro forma information considering that your response indicates that the expenses related to your systems engineers were properly presented in cost of sales. That is, please explain the purpose of the 2009 pro forma information if the costs were appropriately classified in 2009.

The pro forma information provided is intended to provide investors with information about the continuing impact of our change in presentation by showing how this presentation change might have affected historical financial statements if the change had happened at an earlier time. While the costs were appropriately classified in fiscal 2009, we believed that the pro forma information would be useful to investors in analyzing the future prospects of the Company because that information specifically illustrates the impact of the change of presentation on our results of operations when comparing 2009 and 2010 cost of revenues and sales and marketing expenses. For example in the MD&A in our Form 10-K for the year ended October 29, 2011 (pages 37-38 and 40-41), the pro forma presentation enabled us to give the investor a clear explanation of how much of the income statement fluctuation in cost of revenue and sales and marketing expense between fiscal 2010 and fiscal 2009 was related to this change in presentation.

Note 21. Guarantor and Non-Guarantor Subsidiaries, page 109

3.	Please revise in your future filings to indicate that each of the subsidiary guarantors are “100% owned” by the Company as required by Rule 3-10(i)(8) of Regulation S-X.

We confirm that our future filings will indicate that each of the subsidiary guarantors are “100% owned” by the Company as required by Rule 3-10(i)(8) of Regulation S-X.

United States Securities and Exchange Commission

March 30, 2012

Please direct your questions or comments regarding the Company’s responses to the undersigned at dfairfax@brocade.com or (408) 333-7075 with a copy to Tyler Wall, Vice President, General Counsel and Corporate Secretary at twall@brocade.com or (408) 333-5547. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By:	/s/ Daniel W. Fairfax
Daniel W. Fairfax
Chief Financial Officer and Vice President, Finance

cc: Tyler Wall